UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

AEROCENTURY CORP.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

007737109

(CUSIP Number)

Lee G. Beaumont

2090 Centro Street, East

Tiburon, California 94920

(415) 889-5198

with a copy to:

Bruce McNamara, Esq.

Haynes and Boone, LLP

525 University Avenue, Suite 400

Palo Alto, California 94301

(650) 687-8836

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 26, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 902925106

1.	Names of Reporting Person Lee G. Beaumont

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 150,000

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 150,000

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 150,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.7%

14.	Type of Reporting Person (See Instructions) IN

Item 1. Security and the Issuer

This statement on Schedule 13D (this “Schedule 13D”) relates to shares of common stock, par value $0.001 per share (the “Common Stock”) of AeroCentury Corp., a Delaware corporation (the “Issuer”). The address of the principal executive office of the Issuer is 1440 Chapin Avenue, Suite 310, Burlingame, California 94010.

Item 2. Identity and Background

(a)                                 This Schedule 13D is filed by and on behalf of Lee G. Beaumont (the “Reporting Person”).  The Reporting Person declares that neither the filing of this Schedule 13D nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this Schedule 13D.

(b)                                 The address of the Reporting Person is 2090 Centro Street, East, Tiburon, California 94920.

(c)                                  The principal occupation of the Reporting Person is as President and Chief Executive Officer of BeauTech Power Systems, LLC, a Texas limited liability company of which the Reporting Person owns 51% of the outstanding equity (“BeauTech”).  The principal business address of BeauTech is 6900 N. Dallas Parkway, Suite 625, Plano, Texas 75024.

(d)                                 During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)                                  During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)                                   The Reporting Person is a citizen of the United States of America.

Item 3. Source and Amount of Funds or other Consideration

The Reporting Person expended an aggregate of approximately $2,145,700 to acquire 150,000 shares of Common Stock of the Issuer in various open market transactions. The Reporting Person used personal funds to acquire shares of Common Stock of the Issuer.

Item 4. Purpose of Transaction

The Reporting Person acquired shares of Common Stock of the Issuer because it believes that the Common Stock of the Issuer is currently undervalued. The Reporting Person initially acquired the shares of Common Stock of the Issuer for investment purposes. Recently, however, following general discussions with the Chief Executive Officer of the Issuer, the Reporting Person began exploring strategic alternatives that may be available to the Issuer and ultimately decided to make a proposal to the Issuer. Accordingly, on December 5, 2014, the Reporting Person sent a letter (the “Letter”) to the Board of Directors of the Issuer (the “Board”) outlining the proposed terms of a transaction between the Issuer and BeauTech. Pursuant to the Letter, BeauTech proposes to enter into a merger agreement with the Issuer to exchange all of the outstanding Common Stock of the Issuer for $12.50 per share in cash, which price represents a premium of approximately 50% to the closing price of the Issuer’s stock on December 3, 2014. The consummation of the merger would be contingent upon (i) the satisfactory completion of customary due diligence, (ii) the negotiation of definitive merger documentation, (iii) the termination of the Issuer’s management agreement with Jetfleet Management Corporation, (iv) receipt of all necessary consents from banks, lessees, etc., and (v) the approval by the Board and the shareholders of the Issuer. The Reporting Person’s proposal under the Letter will remain in force until December 15, 2014. The foregoing is qualified in its entirety by reference to the Letter, which is attached hereto as Exhibit 99.1 and incorporated by reference herein.

Furthermore, the Reporting Person intends from time to time to review its investment in the Issuer on the basis of various factors, including the Issuer’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for shares of Common Stock of the Issuer in particular, as well as other developments and other investment opportunities. Based upon such review, the Reporting Person will take such actions in the future as the Reporting Person may deem appropriate in light of the circumstances existing from time to time, which may include further acquisitions of shares of Common Stock of the Issuer or disposal of some or all of the shares of Common Stock of the Issuer currently owned by the Reporting Person or otherwise acquired by the Reporting Person, either in the open market or in privately negotiated transactions.

In addition, the Reporting Person may engage in communications with one or more shareholders, officers or directors of the Issuer, including discussions regarding the Issuer’s operations and strategic direction and ideas that, if effected, could result in, among other things: (a) the acquisition by the Reporting Person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) changes in the present board of directors or management of the Issuer; (e) a material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s articles of incorporation, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing any class of the Issuer’s securities to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to those enumerated above.

Except to the extent that the foregoing may be deemed to be a plan or proposal, the Reporting Person currently has no plans or proposals that relate to or would result in any of the actions specified in clause (a) through (j) of Item 4 of Schedule 13D. The Reporting Person reserves the right, based on all relevant factors and subject to applicable law, at any time and from time to time, to review or reconsider its position, change its purpose, take other actions (including actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of Item 4 of Schedule 13D) or formulate and implement plans or proposals with respect to any of the foregoing.

Item 5. Interest in Securities of the Issuer

(a)                                 The aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by the Reporting Person is stated in Items 11 and 13 on the cover page(s) hereto.

The Reporting Person declares that neither the filing of this Schedule 13D nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this Schedule 13D.

(b)                                 Number of shares as to which each Reporting Person has:

(i)            sole power to vote or to direct the vote:

See Item 7 on the cover page(s) hereto.

(ii)           shared power to vote or to direct the vote:

See Item 8 on the cover page(s) hereto.

(iii)          sole power to dispose or to direct the disposition of:

See Item 9 on the cover page(s) hereto.

(iv)          shared power to dispose or to direct the disposition of:

See Item 10 on the cover page(s) hereto.

As of the date hereof, the Reporting Person does not own any shares of Common Stock of the Issuer other than as set forth in this Item 5.

(c)                                  Transactions in the class of securities reported on that were effected during the past sixty days or since the most recent filing of Schedule 13D, whichever is less, by the Reporting Person are described below:

Transaction Date	Shares Acquired	Shares Disposed	Price Per Share	Description of Transaction
10/06/2014		121	$11.42	Open Market Sale
10/06/2014		14	$11.41	Open Market Sale
10/06/2014		210	$11.4001	Open Market Sale
10/06/2014		2,465	$11.4	Open Market Sale
10/17/2014	110		$11.4049	Open Market Purchase
10/20/2014	100		$11.4099	Open Market Purchase
10/23/2014	100		$11.8235	Open Market Purchase
10/28/2014	165		$11.8	Open Market Purchase
10/28/2014	35		$11.16	Open Market Purchase
11/19/2014		300	$8.52	Open Market Sale
11/19/2014		850	$8.5001	Open Market Sale
11/19/2014		400	$8.5	Open Market Sale

(d)                                 Not applicable.

(e)                                  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Item 4 is incorporated by reference into this Item 6. Except as described herein, the Reporting Person does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of the Issuer.

Item 7. Material to be Filed as Exhibits

The following exhibits are filed as exhibits hereto:

Exhibit	Description of Exhibit
99.1	Letter to the Board of Directors of AeroCentury Corp., dated December 5, 2014, by Lee G. Beaumont.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 5, 2014	LEE G. BEAUMONT

/s/ Lee G. Beaumont

EXHIBIT INDEX

Exhibit	Description of Exhibit
99.1	Letter to the Board of Directors of AeroCentury Corp., dated December 5, 2014, by Lee G. Beaumont.